RICHARDSON & PATEL LLP
1100 Glendon Avenue, Suite 850
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

December 23, 2011

Filed as Correspondence Via EDGAR

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Aura Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initially Filed November 30, 2011
File No. 333-178245

Dear Mr. Mancuso:

On behalf of Aura Systems, Inc., (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 14, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.  Concurrently with this response letter, we have filed Amendment No. 1 to our Registration Statement (File No. 333-178245).

Prospectus Summary, page 1

1.	Please prominently highlight in your prospectus summary the going concern language in your auditor’s report and the implications of the reverse stock split your shareholders have authorized.

Response:  In response to this comment, in the prospectus summary we have added sections discussing the going concern language, and the implications of the reverse stock split.  We have also added a detailed discussion regarding the proposed reverse stock split to the main body of the prospectus.

Exhibits, page II-7

2.	Please file the interactive data file required by Regulation S-K Item 601.

Response: In response to this comment we have added the required interactive data files as exhibits, with references to these files added to the exhibit table.

Russell Mancuso
Securities and Exchange Commission
December 23, 2011

Signatures

3.
Please revise to include the signatures of the principal financial officer and the controller or principal accounting officer below the third paragraph of this section or clarify who is signing in these capacities in accordance with the requirements of Form S-1.

Response:  In response to this comment we have revised the signature page to indicate that Melvin Gagerman (Chief Executive Officer of the Company) has signed the Registration Statement as principal executive, financial and accounting officer of the Company.

We further note that we have filed all additional required exhibits with Amendment No. 1, including the interactive data exhibits referenced in comment 2 above.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them to the undersigned, Mary Ann Sapone, Esq. of Richardson & Patel LLP at msapone@richardsonpatel.com (direct telephone number: (707) 937-2059).

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
Mary Ann Sapone

cc:	Melvin Gagerman
Edgar D. Park, Esq.